FOR IMMEDIATE RELEASE	WEDNESDAY, OCTOBER 25, 2006

Shell Canada Announces Quarterly Earnings

Calgary, Alberta - Shell Canada Limited announces earnings of $581 million or $0.70 per common share in the third quarter of 2006 compared with $457 million or $0.55 per common share for the corresponding period in 2005. Higher crude oil prices and refining margins were offset by lower natural gas prices. The impact of the Company’s Long Term Incentive Plan resulted in a $102 million increase to third-quarter 2006 earnings compared with an $83 million charge for the corresponding quarter in 2005. Earnings for the first nine months of 2006 were $1,503 million compared with $1,400 million for the same period in 2005.

Cash flow from operations was $906 million for the quarter and $2,155 million for the first nine months of 2006, up $220 million and $29 million respectively from the same periods in 2005.

Capital and predevelopment expenditures amounted to $592 million in the third quarter and $1,488 million for the first nine months of 2006, excluding the BlackRock acquisition, compared with $410 million and $1,006 million respectively for 2005.

"Strong earnings reflect our drive for operational performance in an environment of falling commodity prices," said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. "Production at the Athabasca Oil Sands Project is back above design rates following its first major turnaround in the second quarter. While we focus on operational excellence at our

*Excludes BlackRock purchase price
existing operations, we continue to lay the foundation for growth in our Oil Sands and unconventional gas businesses. In addition, the Company launched a new venture in the road transport sector, which further strengthens our Oil Products business."

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Investor Relations              Public Affairs
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Visit Shell Canada’s Internet website: www.shell.ca

SHELL CANADA LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Company

Shell Canada Limited earnings for the third quarter of 2006 were $581 million, up from $457 million for the corresponding quarter of 2005. Higher crude oil prices and refining light oil margins were offset by lower natural gas prices. The impact of the Company’s Long Term Incentive Plan (LTIP) resulted in a $102 million increase to third-quarter 2006 earnings compared with an $83 million charge for the corresponding quarter in 2005. Prior year results included benefits totalling $41 million related to tax adjustments. Total hydrocarbon production for the quarter was 234,000 barrels of oil equivalent per day (BOE/d), level with production for the same quarter in 2005.

Earnings for the first nine months of 2006 were $1,503 million compared with $1,400 million for the corresponding period in 2005. The increase was mainly due to higher crude oil prices, refining light oil margins, a favourable adjustment resulting from changes to federal and Alberta corporate tax rates, and the LTIP. These were offset by reduced production and upgrading associated with the Athabasca Oil Sands Project (AOSP) turnaround.

Exploration & Production

Exploration & Production (E&P) earnings in the third quarter of 2006 were $113 million compared with earnings of $149 million reported for the same period in 2005. Earnings were down due to lower natural gas prices, partially offset by an LTIP uplift of $26 million and lower dry hole expenses. Previous year earnings included a $17 million favourable tax adjustment and a $12 million insurance settlement, offset by a charge of $24 million for the LTIP. Natural gas production grew as a result of increases in production from Tay River and basin-centred gas (BCG). Effective January 1, 2006, the Peace River business was transferred from E&P to the Oil Sands business unit. Prior period E&P earnings have been adjusted to exclude Peace River operations.

E&P earnings for the first nine months of 2006 increased to $443 million from $404 million for the same period in 2005. This increase was due to higher natural gas volumes, the impact of the LTIP, and a favourable adjustment resulting from changes to the federal and Alberta corporate tax rates.

The BCG program continues to grow, achieving natural gas sales volumes of 23 million cubic feet per day (mmcf/d) for the quarter. Significant discovered volumes remain constrained by the lack of infrastructure. BCG is expected to deliver 100 mmcf/d by the end of 2007, with the previously announced gas plant expansion and requisite regulatory approvals. Drilling operations continue on the large land holdings, with six rigs currently deployed.

In northeast British Columbia, the Foothills business successfully completed two new wells, which will be tied into new facilities under construction at Wolverine River. However, limitations in the main gathering system and processing facility will restrict gas sales from this region in the near term.

Progress continued on the Sable Offshore Energy Project compression project, and planned outages were taken in the third quarter to facilitate tie-in of the new compression facilities. Startup of these facilities is expected late in the fourth quarter.

SHELL CANADA LIMITED
Management’s Discussion and Analysis (continued)

Offshore Newfoundland, the first deepwater exploration well in the Orphan Basin was spudded in the third quarter and completion is expected in the fourth quarter. Shell Canada has a 20 per cent interest in eight exploration licenses in the Orphan Basin.

Oil Sands

Oil Sands earnings in the third quarter of 2006 were $262 million, up from $235 million for the corresponding period of 2005. The improvement was mainly due to higher prices and an LTIP uplift of $22 million. Third-quarter earnings in 2005 included a charge of $14 million for the LTIP. The Company’s share of AOSP bitumen production for the third quarter averaged 98,700 barrels per day (bbls/d) compared with 99,100 bbls/d for the same period in 2005.

Oil Sands earnings for the first nine months of 2006 were $493 million, compared with $592 million for the same period in 2005. The reduction in earnings is mainly due to the major scheduled turnaround of both the AOSP mine and upgrader in the second quarter. Effective January 1, 2006, earnings from the Peace River in situ operations are included in both current and prior period earnings.

Unit cash operating costs for the AOSP in the third quarter were $18.93 per barrel. This was $5.32 per barrel lower than the corresponding period last year. The improvement was mainly due to lower natural gas prices and a recovery related to LTIP. The Company realized an average synthetic crude price for the quarter of $68.37.

The Company will make a final investment decision for the AOSP Expansion 1 in the fourth quarter of 2006. Expansion 1 is a fully integrated expansion of the existing AOSP facilities, with both new oil sands mining operations on Lease 13 and associated additional bitumen upgrading at Scotford. As previously disclosed, Shell Canada received conditional approval from the Alberta Energy and Utilities Board for the proposed expansion of the Scotford Upgrader. A regulatory hearing was also completed in September for the expansion of the Muskeg River Mine and a decision is anticipated in the fourth quarter of 2006. On July 28, 2006, Shell Canada issued the formal expansion notice to the other AOSP joint venture owners, to which they have 90 days to respond.

In the third quarter, the Company decided to defer the upstream portion of the Production Optimization Project (POP), in light of the planned AOSP Expansion 1. A write-down of $15 million is included in earnings for the quarter. The timing and scope of the downstream components of POP, which are a mix of asset integrity and reliability projects at the upgrader, are currently being evaluated.

The Company decided to exercise its right to acquire a 20 per cent working interest in Chevron Canada's Ells River in situ leases, which are located about 50 kilometres northwest of Fort McMurray. This right to participate in the Ells River in situ leases results from the AOSP agreements.

SHELL CANADA LIMITED
Management’s Discussion and Analysis (continued)

In situ production for the third quarter was 15,300 bbls/d, of which approximately 6,600 bbls/d was due to new volumes from the assets acquired with the purchase of BlackRock Ventures Inc. (BlackRock). New thermal production from two additional well pads at Peace River came on stream in the third quarter of 2006 under budget and ahead of schedule.

The Company plans to file an application for its Carmon Creek project at Peace River later this year. In addition, construction work is progressing on the 10,000 bbls/d first phase of the Orion steam-assisted gravity drainage (SAGD) project at Hilda Lake, acquired in the BlackRock transaction. Building on the BlackRock experience, plans to further increase in situ cold production in the Peace River area are progressing, with the construction of two new cold production well pads and the filing of a regulatory application for a 100-well, cold production program. The Company has decided to divest the assets and properties in the Lloydminster area that were acquired with BlackRock.

Oil Products

Oil Products earnings in the third quarter of 2006 were $201 million, up from $81 million for the third quarter of 2005 due to improved refining margins and better refinery utilization, lower operating expenses and an LTIP uplift of $27 million. Stronger distillate, benzene and black oil margins were offset by weaker liquid petroleum gas margins. Refinery yield was lower in the third quarter of 2006 mainly due to some feedstock limitations at both the Scotford and Montreal East refineries as well as unplanned maintenance at the Sarnia Refinery. Refinery utilization improved as the third quarter 2005 was marked by a planned turnaround at the Scotford Refinery. Third-quarter 2005 earnings were also affected by high spot price purchases of gasoline to meet supply disruptions caused by Hurricanes Katrina and Rita, a charge of $25 million for the LTIP, and a favourable prior year tax adjustment of $25 million.

Oil Products earnings for the first nine months of 2006 were a record $560 million compared with $332 million in 2005. Improved refining light oil margins and an LTIP uplift offset reduced refinery yield.

The previously announced joint venture between Shell Canada's national cardlock network and Flying J's Canadian travel plazas is expected to contribute to increased network efficiency beginning in the fourth quarter. The company is now formed and working on an ambitious site development program, which will feature Shell fuels.

A major turnaround is scheduled to take place at the Sarnia Refinery between mid-October and mid-November.

Corporate

Corporate earnings for the third quarter of 2006 were $5 million compared with negative $8 million for the corresponding period in 2005. The change was due to an LTIP uplift of $27 million offset by higher debt charges, while the corresponding quarter in 2005 had an LTIP charge of $20 million. Corporate earnings for the first nine months of 2006 were $7 million compared with $72 million for the corresponding period in 2005. The change was mainly due to a favourable adjustment in 2005 related to the use of non-capital losses available to the Company resulting from the acquisition of an affiliated company, Coral Resources Canada ULC.

SHELL CANADA LIMITED
Management’s Discussion and Analysis (continued)

Cash Flow and Financing

In the third quarter, cash flow from operations increased by $220 million to $906 million from $686 million for the same period last year. The increase is largely attributable to higher earnings and an increase in non-cash items. Cash flow from operations for the first nine months of 2006 was $2,155 million, an increase of $29 million from the same period in 2005.

Capital and predevelopment expenditures amounted to $592 million in the third quarter and $1,488 million for the first nine months of 2006, excluding the acquisition of BlackRock, compared with $410 million and $1,006 million respectively for 2005. The increase reflects an increased level of investment in growth projects including predevelopment work at the AOSP. Total capital and predevelopment expenditures for the year, excluding the BlackRock purchase price of $2.4 billion net of cash acquired, are expected to be in line with the announced investment plan of $2.7 billion for 2006.

Total debt outstanding at the end of the third quarter of 2006 was $1,459 million, which includes $954 million of commercial paper issued under the Company's $1.5 billion program, borrowings of $299 million against a $1 billion syndicated facility established in the second quarter of this year and $206 million for the mobile equipment lease. This compares with debt on the balance sheet of $211 million, mainly comprised of the mobile equipment lease, as at December 31, 2005.

Dividends paid in the third quarter of 2006 were $0.11 per common share totalling $90 million. This same level of dividend was paid in the first and second quarters of 2006 and reflects a 22 per cent increase in the dividend paid in the third quarter of 2005.

Share Information

At October 15, 2006, the Company had 825,541,514 common shares outstanding (July 15, 2006 - 825,464,564 common shares and 100 preference shares) and there were 22,333,630 employee stock options outstanding, of which 11,256,400 were exercisable or could be surrendered to exercise an attached share appreciation right (July 15, 2006 - 22,557,058 outstanding and 11,474,136 exercisable).

Effective September 30, 2006, the previously outstanding 100 preference shares were redeemed by the Company for cash consideration in accordance with their terms.

SHELL CANADA LIMITED
Management’s Discussion and Analysis (continued)

Additional Information

Additional information relating to Shell Canada Limited filed with Canadian and U.S. securities regulatory authorities, including the Annual Information Form and Form 40-F, can be found online under the Company’s profile at www.sedar.com and www.sec.gov.

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to the Company’s plans for growth, future capital and other expenditures, drilling, development and expansion plans, construction activities, increased network efficiency, maintenance turnaround schedules, the submission of regulatory applications, the timing of investment decisions, project costs and schedules and oil and gas production levels.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project schedules and execution, labour availability, material and equipment shortages, constraints on infrastructure, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, the receipt of regulatory approvals, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

SHELL CANADA LIMITED
Management’s Discussion and Analysis (continued)

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures of other companies. The Company includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Company.

Certain volumes have been converted to barrels of oil equivalent (BOE). BOEs may be misleading, particularly if used in isolation. A conversion of six thousand cubic feet of natural gas to one barrel of oil, as used in this document, is based on the energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)
	Third Quarter		Nine Months
	2006	2005	2006	2005

Earnings	581	457	1 503	1 400
Revenues	4 028	3 956	11 225	10 351
Cash flow from operations[1]	906	686	2 155	2 126
Return on average common shareholders' equity (%)	-	-	24.7	22.4
Per common share (dollars) (Note 6)
Earnings - basic	0.70	0.55	1.82	1.70
Earnings - diluted	0.70	0.55	1.80	1.68
Dividends paid	0.110	0.090	0.330	0.257

Results by Segment (Note 2)

Earnings
Exploration & Production	113	149	443	404
Oil Sands	262	235	493	592
Oil Products	201	81	560	332
Corporate	5	(8)	7	72
Total	581	457	1 503	1 400
Revenues
Exploration & Production	487	642	1 669	1 740
Oil Sands	1 034	953	2 339	2 447
Oil Products	3 156	2 952	8 726	7 794
Corporate	4	30	74	61
Inter-segment sales	(653)	(621)	( 1 583)	( 1 691)
Total	4 028	3 956	11 225	10 351
Cash flow from operations[1]
Exploration & Production	235	236	769	668
Oil Sands	341	421	600	1 051
Oil Products	315	50	748	315
Corporate	15	(21)	38	92
Total	906	686	2 155	2 126
Capital and predevelopment expenditures
Exploration & Production	183	134	558	477
Oil Sands	315	134	677	230
Oil Products	88	139	216	293
Corporate	6	3	37	6
Total	592	410	1 488	1 006
Return on average capital employed (%)[2]
Exploration & Production	-	-	33.9	27.8
Oil Sands	-	-	16.3	20.8
Oil Products	-	-	26.9	19.6
Total	-	-	22.7	21.6

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Third Quarter		Nine Months
	2006	2005	2006	2005

EXPLORATION & PRODUCTION (Note 2)

Production
Natural gas (mmcf/d)
Western Canada natural gas	414	393	417	389
Sable natural gas	116	124	107	118
Total natural gas - gross	530	517	524	507
Total natural gas - net	429	412	423	408

Ethane, propane and butane (bbls/d) - gross	18 700	21 900	20 200	23 200
Ethane, propane and butane (bbls/d) - net	15 100	17 300	16 200	18 600

Condensate (bbls/d) - gross	12 700	15 400	13 100	15 100
Condensate (bbls/d) - net	9 900	12 200	10 300	11 700

Sulphur (tons/d) - gross	5 100	5 300	5 300	5 200
Sulphur (tons/d) - net	5 100	4 600	5 100	4 700

Sales[3] - gross
Natural gas (mmcf/d)	517	523	516	506
Ethane, propane and butane (bbls/d)	27 500	34 500	33 600	37 100
Condensate (bbls/d)	18 000	10 900	20 800	18 100
Sulphur (tons/d)	10 400	11 300	11 400	11 500

OIL SANDS (Note 2)

Production
Bitumen (bbls/d) - gross
Minable	98 700	99 100	74 400	92 300
In situ	15 300	11 400	9 700	9 000
Total	114 000	110 500	84 100	101 300

Bitumen (bbls/d) - net
Minable	97 700	98 100	73 600	91 400
In situ	14 200	11 200	9 300	8 800
Total	111 900	109 300	82 900	100 200

Sales[3]
Synthetic crude sales excluding blend stocks (bbls/d)	98 500	101 100	76 700	95 000
Purchased upgrader blend stocks (bbls/d)	39 300	34 300	34 100	35 100
Total synthetic crude sales (bbls/d)	137 800	135 400	110 800	130 100

Bitumen product excluding diluent (bbls/d)	15 800	13 100	9 900	9 700
Purchased diluent (bbls/d)	2 900	2 100	2 000	1 900
Total bitumen products (bbls/d)	18 700	15 200	11 900	11 600

In situ condensate (bbls/d)	2 200	2 000	2 600	2 200

Unit Costs[4]

Mining and upgrading operations

Cash operating cost - excluding natural gas ($/bbl)	14.61	17.79	25.82	17.23
Cash operating cost - natural gas ($/bbl)	4.32	6.46	5.45	5.65
Total cash operating cost ($/bbl)	18.93	24.25	31.27	22.88
Depreciation, depletion and amortization ($/bbl)	6.43	5.69	5.87	6.02
Total unit cost ($/bbl)	25.36	29.94	37.14	28.90

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)
	Third Quarter		Nine Months
	2006	2005	2006	2005

OIL SANDS (continued)

Unit Costs[4]

In situ operations

Cash operating cost - excluding natural gas ($/bbl)	13.50	13.81	16.20	14.22
Cash operating cost - natural gas ($/bbl)	5.09	6.47	8.10	10.91
Total cash operating cost ($/bbl)	18.59	20.28	24.30	25.13
Depreciation, depletion and amortization ($/bbl)	5.31	4.82	8.03	4.63
Total unit cost ($/bbl)	23.90	25.10	32.33	29.76

OIL PRODUCTS

Sales[3]
Gasolines (m3/d)	21 100	21 500	20 800	21 100
Middle distillates (m3/d)	20 300	20 400	19 900	20 400
Other products (m3/d)	6 900	7 800	6 500	7 000
Total Oil Products sales (m3/d)	48 300	49 700	47 200	48 500

Crude oil processed by Shell refineries (m3/d)[5]	47 100	45 100	44 700	46 100
Refinery utilization (per cent)[6]	90	87	87	89
Earnings per litre (cents)[7]	4.5	1.8	4.4	2.5

Prices
Natural gas average plant gate netback price ($/mcf)	5.81	7.98	6.88	7.09
Ethane, propane and butane average field gate price ($/bbl)	34.79	33.63	35.20	31.15
Condensate average field gate price ($/bbl)	76.69	72.98	74.81	66.22
Synthetic crude average plant gate price ($/bbl)	68.37	66.37	63.98	57.77

Natural Gas Avg. Price
(Plant Gate Netback)
($/mcf)

7.98
11.53
8.29
6.53
5.81
Q3
Q4
Q1
Q2
Q3
2005
2006

Ethane, Propane and
Butane Avg. Price
(Field Gate)
($/bbl)

33.63
44.41
38.04
31.84
34.79
Q3
Q4
Q1
Q2
Q3
2005
2006

Condensate Avg. Price
(Field Gate)
($/bbl)

72.98
68.30
72.30
76.78
76.69
Q3
Q4
Q1
Q2
Q3
2005
2006

Synthetic Crude Avg. Price
(Plant Gate)
($/bbl)

66.37
56.99
57.04
67.72
68.37
Q3
Q4
Q1
Q2
Q3
2005
2006

SHELL CANADA LIMITED
Financial and Operating Highlights
(unaudited)

Non-GAAP Measures

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures for other companies. The Corporation includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Corporation.

Definitions

[1] Cash flow from operations is a non-GAAP measure and is defined as cash flow from operating activities before movement in working capital and operating activities.

2 ROACE is a non-GAAP measure and is defined as the last four quarters’ earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings.

[3] Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[4] Total unit cost for Oil Sands, including unit cash operating and unit depreciation, depletion and amortization
(DD&A) costs, is a non-GAAP measure. Unit cash operating cost for Oil Sands mining and upgrading is defined as:
operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Operating, selling and general expenses associated with mining and upgrading were $531 million in the first nine months of 2006 and $134 million in the third quarter of 2006. Cash cost items included in COGS were $123 million in the first nine months of 2006 and $39 million in the third quarter of 2006.

Unit cash operating cost for in situ operations is defined as: operating, selling and general expenses plus inter-segment purchases of natural gas, divided by bitumen product sales excluding diluent. Operating, selling and general expenses associated with in situ operations were $42 million in the first nine months of 2006 and $18 million in the third quarter of 2006.
Inter-segment purchases of natural gas were $22 million in the first nine months of 2006 and $7 million in the third quarter of 2006.

Unit DD&A cost for Oil Sands mining and upgrading is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which were written off over the first three years of the project life (2003-2005).

Unit DD&A cost for in situ operations is defined as: DD&A cost divided by bitumen product sales excluding diluent.

[5] Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[6] Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[7] Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)
	Third Quarter		Nine Months
	2006	2005	2006	2005

Revenues
Sales and other operating revenues	4 012	3 925	11 145	10 146
Dividends, interest and other income	16	31	80	205
Total revenues	4 028	3 956	11 225	10 351
Expenses
Cost of goods sold	2 371	2 269	6 657	5 703
Operating, selling and general	424	694	1 634	1 756
Transportation	72	82	221	247
Exploration	25	42	86	98
Predevelopment	40	17	100	49
Depreciation, depletion, amortization and retirements	230	203	590	566
Interest on long-term debt	3	2	7	6
Other interest and financing charges	13	1	17	3
Total expenses	3 178	3 310	9 312	8 428
Earnings
Earnings before income tax	850	646	1 913	1 923
Current income tax	175	190	430	441
Future income tax	94	(1)	(20)	82
Total income tax	269	189	410	523
Earnings	581	457	1 503	1 400
Per common share (dollars) (Note 6)
Earnings - basic	0.70	0.55	1.82	1.70
Earnings - diluted	0.70	0.55	1.80	1.68
Common shares outstanding (millions - weighted average)	826	825	825	825
Retained Earnings
Balance at beginning of period	8 430	6 784	7 690	6 011
Earnings	581	457	1 503	1 400
	9 011	7 241	9 193	7 411
Common shares buy-back	-	-	-	33
Dividends	90	74	272	211
Balance at end of period	8 921	7 167	8 921	7 167

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)
	Third Quarter		Nine Months
	2006	2005	2006	2005

Cash from Operating Activities
Earnings	581	457	1 503	1 400
Exploration and predevelopment	-	29	80	80
Non-cash items
Depreciation, depletion, amortization and retirements	230	203	590	566
Future income tax	94	(1)	(20)	82
Other items	1	(2)	2	(2)
Cash flow from operations	906	686	2 155	2 126
Movement in working capital and operating activities
Accounts receivable securitization program	-	(150)	-	(150)
Other working capital and operating items	(219)	95	(444)	(260)
	687	631	1 711	1 716
Cash Invested
Capital and predevelopment expenditures	(592)	(410)	( 1 488)	( 1 006)
Acquisition of BlackRock Ventures Inc. (Note 3)	-	-	( 2 428)	-
Movement in working capital from investing activities	62	40	162	16
Capital expenditures and movement in working capital	(530)	(370)	( 3 754)	(990)
Proceeds on disposal of properties, plant and equipment	1	-	1	5
Investments and other	(26)	-	(26)	-
	(555)	(370)	( 3 779)	(985)
Cash from Financing Activities
Common shares buy-back	-	-	-	(34)
Proceeds from exercise of common share stock options	1	2	5	6
Preferred stock redemption (Note 8)	(1)	-	(1)	-
Dividends paid	(90)	(74)	(272)	(211)
Long-term debt and other	-	(1)	-	(135)
Short-term financing	(42)	-	1 253	-
	(132)	(73)	985	(374)
(Decrease) Increase in cash	-	188	( 1 083)	357
Cash at beginning of period	-	296	1 083	127
Cash at September 30[1]	-	484	-	484

Supplemental disclosure of cash flow information
Dividends received	2	3	9	10
Interest received	3	4	53	34
Interest paid	18	3	26	10
Income tax paid	138	124	601	560

[1] Cash comprises cash and highly liquid short-term investments.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Sep. 30, 2006	Dec. 31, 2005

Assets
Current assets
Cash and short-term investments	-	1 083
Accounts receivable	1 718	1 821
Inventories
Crude oil, products and merchandise	696	535
Materials and supplies	100	92
Prepaid expenses	104	71
Future income tax	270	316
	2 888	3 918
Investments, long-term receivables and other	726	671
Properties, plant and equipment	13 031	9 066
Goodwill (Notes 3 and 4)	234	-
Total assets	16 879	13 655
Liabilities
Current liabilities
Short-term borrowings (Note 5)	1 253	-
Accounts payable, accrued liabilities and other	2 276	2 242
Income and other taxes payable	546	687
Current portion of asset retirement and other long-term obligations	26	26
Current portion of long-term debt	5	11
	4 106	2 966
Asset retirement and other long-term obligations	600	545
Long-term debt	201	200
Future income tax	2 523	1 730
Total liabilities	7 430	5 441

Shareholders' Equity
Capital stock
100 4% preference shares (Note 8)	-	1
825 541 514 common shares (2005 - 825 102 612)	528	523
Retained earnings	8 921	7 690
Total shareholders' equity	9 449	8 214
Total liabilities and shareholders' equity	16 879	13 655

___________________________
Clive Mather, Director

___________________________
Kerry L. Hawkins, Director

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	Third Quarter

	Total		Exploration & Production		Oil Sands		Oil Products		Corporate
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
			(Note 2)		(Note 2)
Revenues
Sales and other operating revenues	4 012	3 925	447	535	557	520	3 007	2 844	1	26
Inter-segment sales	-	-	38	85	471	433	144	103	-	-
Dividends, interest and other income	16	31	2	22	6	-	5	5	3	4
Total revenues	4 028	3 956	487	642	1 034	953	3 156	2 952	4	30
Expenses
Cost of goods sold	2 371	2 269	-	-	283	216	2 086	2 060	2	(7)
Inter-segment purchases	-	-	57	63	128	118	468	440	-	-
Operating, selling and general	424	694	64	135	152	194	229	318	(21)	47
Transportation	72	82	72	82	-	-	-	-	-	-
Exploration	25	42	25	42	-	-	-	-	-	-
Predevelopment	40	17	10	9	25	8	5	-	-	-
Depreciation, depletion,
amortization and retirements	230	203	94	90	66	59	70	54	-	-
Interest on long-term debt	3	2	-	-	-	-	-	-	3	2
Other interest and financing charges	13	1	-	-	-	-	-	-	13	1
Total expenses	3 178	3 310	322	421	654	595	2 858	2 872	(3)	43
Earnings (loss)
Earnings (loss) before income tax	850	646	165	221	380	358	298	80	7	(13)
Current income tax	175	190	28	97	104	2	52	82	(9)	9
Future income tax	94	(1)	24	(25)	14	121	45	(83)	11	(14)
Total income tax	269	189	52	72	118	123	97	(1)	2	(5)
Earnings (loss)	581	457	113	149	262	235	201	81	5	(8)

SHELL CANADA LIMITED
Segmented Information (continued)
($ millions)
(unaudited)

	Nine Months

	Total		Exploration & Production		Oil Sands		Oil Products		Corporate
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
			(Note 2)		(Note 2)
Revenues
Sales and other operating revenues	11 145	10 146	1 518	1 513	1 237	1 118	8 368	7 486	22	29
Inter-segment sales	-	-	146	202	1 096	1 197	341	292	-	-
Dividends, interest and other income	80	205	5	25	6	132	17	16	52	32
Total revenues	11 225	10 351	1 669	1 740	2 339	2 447	8 726	7 794	74	61
Expenses
Cost of goods sold	6 657	5 703	-	-	757	547	5 893	5 151	7	5
Inter-segment purchases	-	-	175	179	297	300	1 111	1 212	-	-
Operating, selling and general	1 634	1 756	281	335	573	499	768	829	12	93
Transportation	221	247	221	247	-	-	-	-	-	-
Exploration	86	98	86	98	-	-	-	-	-	-
Predevelopment	100	49	29	30	60	19	11	-	-	-
Depreciation, depletion,
amortization and retirements	590	566	271	255	145	169	171	141	3	1
Interest on long-term debt	7	6	-	-	-	-	-	-	7	6
Other interest and financing charges	17	3	-	-	-	-	-	-	17	3
Total expenses	9 312	8 428	1 063	1 144	1 832	1 534	7 954	7 333	46	108
Earnings (loss)
Earnings (loss) before income tax	1 913	1 923	606	596	507	913	772	461	28	(47)
Current income tax	430	441	158	248	83	45	196	285	(7)	(137)
Future income tax	(20)	82	5	(56)	(69)	276	16	(156)	28	18
Total income tax	410	523	163	192	14	321	212	129	21	(119)
Earnings	1 503	1 400	443	404	493	592	560	332	7	72

Total assets	16 879	12 610	3 366	2 971	8 296	4 169	4 914	4 627	303	843

Capital employed [1]	10 908	7 908	2 251	1 912	5 676	2 744	2 657	2 299	324	953

[1] Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Consolidated Financial Statements for the year ended December 31, 2005, except as described in notes 2, 3 and 4.

Certain other information provided for prior periods has been reclassified to conform to the current presentation.

2. Segmented Information

Effective January 1, 2006, the Peace River business was transferred from Exploration & Production to the Oil Sands business unit. Segmented information for the relevant business units has been reclassified for the prior periods.

3. Acquisition of BlackRock Ventures Inc.

On June 21, 2006, the Corporation acquired more than 92 per cent of the outstanding common shares of BlackRock Ventures Inc. (BlackRock). The original offer was extended to June 27, 2006, and again to July 10, 2006, and additional common shares were acquired. The Corporation completed its acquisition of BlackRock and acquired all of the remaining common shares by way of compulsory acquisition on July 11, 2006. BlackRock was engaged in the development and production of heavy oil in Western Canada.

The Corporation's total consideration for the transaction was $2,570 million ($2,428 million net of cash acquired) including acquisition costs of $12 million and working capital of $108 million. Of the consideration paid, $3,092 million was allocated to oil and natural gas properties and $234 million was allocated to goodwill.

The Corporation's total consideration for the transaction was $2,570 million ($2,428 million net of cash acquired) including acquisition costs of $12 million and working capital of $108 million. Of the consideration paid, $3,092 million was allocated to oil and natural gas properties and $234 million was allocated to goodwill.

The acquisition was accounted for based on the purchase method and the allocation was supported by a third-party valuation. A summary of the purchase equation is presented as follows:

Net assets acquired ($ millions)
Oil and natural gas properties	3 092
Goodwill[1]	234
Working capital[2]	108
Other assets	1
Asset retirement obligations	(11)
Future income tax liability	(854)
2 570

[1]The $234 million of goodwill has no tax basis and was allocated to the Oil Sands business unit.

[2]Working capital acquired includes cash of $142 million.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

4. Goodwill

The goodwill is entirely due to the timing difference created between the tax basis of the assets compared to the fair value. Goodwill is not subject to amortization, but is tested for impairment on an annual basis, or more frequently if events occur that could result in impairment, by applying a fair value-based test.

5. Short-term borrowings

The Corporation entered into a $1 billion revolving credit facility ("the facility") during the second quarter of 2006. The facility was arranged with a syndicate of banks and matures on June 15, 2008.

This facility, along with the already established $1.5 billion commercial paper program, provided the Corporation with $2.5 billion of borrowing capacity. At September 30, 2006, the outstanding balance on the revolving credit facility was $299 million in the form of short-term borrowings that had an effective interest rate of 4.43 per cent. At September 30, 2006, the outstanding balance on the commercial paper program was $954 million at an effective interest rate of 4.40 per cent.

6. Earnings Per Share

	Third Quarter		Nine Months
	2006	2005	2006	2005

Earnings ($ millions)	581	457	1 503	1 400

Weighted average number of common shares (millions)	826	825	825	825

Dilutive securities (millions)
Options under Long Term Incentive Plan	8	11	9	9

Basic earnings per share ($ per share)	0.70	0.55	1.82	1.70
Diluted earnings per share ($ per share)	0.70	0.55	1.80	1.68

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

7. Employee Future Benefits

The Corporation's pension plans are described in the notes to the Consolidated Financial Statements for the year ended December 31, 2005. The components of the pension expense in the Consolidated
Statement of Earnings are as follows:

	Third Quarter
($ millions)	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Current service cost	12	9	1	1
Employee contributions	(1)	(1)	-	-
Interest cost	32	32	3	2
Expected return on plan assets	(37)	(34)	-	-
Amortization of transitional (asset) obligation	(9)	(9)	-	-
Amortization of net actuarial loss	22	18	1	-
Net expense	19	15	5	3
Defined contribution segment	7	4	-	-
Total	26	19	5	3

	Nine Months
($ millions)	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Current service cost	34	27	2	2
Employee contributions	(3)	(3)	-	-
Interest cost	96	96	8	7
Expected return on plan assets	(110)	(102)	-	-
Amortization of transitional (asset) obligation	(27)	(27)	1	1
Amortization of net actuarial loss	66	54	3	-
Net expense	56	45	14	10
Defined contribution segment	20	10	-	-
Total	76	55	14	10

8. Preferred Stock Redemption

Effective September 30, 2006, the Corporation redeemed the previously outstanding 100 preference shares for cash consideration in accordance with their terms.